EXHIBIT 21
SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of Incorporation	Percent
Subsidiaries of the Registrant	or Organization	Ownership
American Azide Corporation	Nevada	100%

American Pacific Corporation	Nevada	100%

Ampac Farms, Inc.	Nevada	100%

Ampac-ISP Corp., LLC	Delaware	100%

Energetic Additives Inc., LLC	Nevada	100%

Ampac-ISP (UK) Limited	England & Wales	100%

Ampac Fine Chemicals, LLC	California	100%